W CAMPION CAPITAL LLC

FINANCIAL STATEMENTS
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

MARCH 31, 2026


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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC FILE NUMBER

8 - 69453


FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING _____04/01/2025_____ AND ENDING _____3/31/2026_____
                                                    MM/DD/YYYY   MM/DD/YYYY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **W Campion Capital LLC**

TYPE OF REGISTRANT (check all applicable boxes):

X Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3401 N Miami Avenue, Suite 230
(No. and Street)

Miami	**FL**	**33127**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Nicholas Rawdon-Jones	**786-599-6699**	**nick@campioncapital.com**
(Name)	(Area Code -- Telephone No.)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DeMarco Sciaccotta Wilkens & Dunleavy , LLP
(Name – if individual, state last, first, and middle name)

20646 Abbey Woods Ct N, Suite 201	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

40533	5376
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I,_____Nicholas Rawdon-Jones_____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining the firm of _____0_____ as of _____ March 31, 2026 _____ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

_____
Title

This filing** contains (check all applicable boxes):

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



DSWD
CPAS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
W Campion Capital LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of W Campion Capital LLC (the "Company") as of March 31, 2026, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of W Campion Capital LLC as of March 31, 2026 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as W Campion Capital LLC's auditor since 2015.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
June 22, 2026

Phone:708.489.1680 Fax:847.750.0490 | dswd-advisory.com
20646 Abbey Woods Ct N, Suite 201 | Frankfort, IL 60423

W CAMPION CAPITAL LLC

CONTENTS


W CAMPION CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2026


ASSETS

Cash	$	794,285
Fees receivable		545,000
Deferred tax asset		74,516
Other assets		83,867
Total assets	$	**1,497,668**

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	355,096
Total liabilities		355,096
Member's equity		1,142,572
Total liabilities and member's equity	$	1,497,668


The accompanying notes are an integral part of these financial statements.


Note 1 - Organization

W Campion Capital LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in February 2014, under the laws of the State of Delaware. The Financial Industry Regulatory Authority, Inc. ("FINRA") accepted the Company's membership application on October 30, 2014.

W Campion Capital LLC is a single member LLC, wholly owned by Campion Capital Ltd. (the "Sole Member") based in London, United Kingdom. The Company is a placement agent for private alternative investment funds on a best efforts basis. It operates out of two offices, a main office in Miami, Florida and a separate non-registered branch in London, United Kingdom.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was enacted which included a number of significant tax provisions applicable to business. One of these tax provisions include several changes to the net operating loss ("NOL") rules. The CARES Act grants taxpayers a five-year carryback period for NOLs arising in tax years beginning after December 31, 2017 and before January 1, 2021 (calendar years 2018, 2019, and 2020). Since the enactment of the Tax Cuts and Jobs Act of 2017 ("TCJA"), NOLs generally could not be carried back but could be carried forward indefinitely. Further, the TCJA limited NOL absorption to the 80% of taxable income. The CARES Act temporarily removed the 80% limitation, reinstating it for tax years beginning after 2020. The Company is not expected to carryback its NOLs because it has historically been in a loss position.

The provision for income taxes consisted of the following for the year ended March 31, 2026:

Current		
Federal	$	22,139
State		27,936
Total	$	50,075
Deferred		
Federal	$	27,227
State		767
Valuation Allowance		-
Total	$	27,994
Total Income Tax Provision	$	78,069

W CAMPION CAPITAL LLC
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2026

Note 2 - Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

Deferred income taxes consisted of the following at March 31, 2026:

Net operating losses	$	73,338
Accrued expenses and Other		(2,405)
Intangible assets		3,583
Deferred Tax Assets Before Valuation Allowance	$	74,516
Valuation Allowance		-
Net Deferred Tax Asset	$	74,516

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 – Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is compromised of one class of service, private placements. The Company has identified its CFO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (See Note 8), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reporting segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of the significant accounting policies.

Note 4 - Concentrations

The Company maintains cash balances in two financial institutions, which at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash. During the year ended March 31, 2026, there were three customers that represented 92% of total revenues and 94% of fees receivable at March 31, 2026.

Note 5 - <u>Related Party</u>

During the year ended March 31, 2026, the Company had a transfer pricing expense of $149,148 with the Sole Member.

The transfer pricing expense was determined at year end based on the profit split method which divides profits based on the relative value of the functions performed by each of the related parties in the transactions. This methodology was applied for the purpose of establishing transfer prices that are reasonable and in accordance with the arm's length standard

Note 6 - <u>Leases</u>

In February 2016, the FASB issued ASU 842, Leases, which requires lessees to recognize most leases on their balance sheets as a right-of-use (ROU) asset with a corresponding lease liability. Additional qualitative and quantitative disclosures are also required.   The Company adopted the standard effective April 1, 2019 using the cumulative-effect adjustment transition method, which applies to the provisions of the standard at the effective date without adjusting the comparative periods presented. The Company also adopted the practical expedient and made an accounting policy election allowing lessees to not recognize right-of-use assets and liabilities for leases with a one year term.

Effective May 1, 2025, the Company signed a one year lease for office space in Miami, FL at a monthly base fee of $3,914. Lease expense recorded as a result of this lease for the year ended March 31, 2026 was $46,968. Lease renewed May 1, 2026 for a one-year term.

Note 7 - <u>Commitments and Contingencies</u>

The Company has no other commitments, no contingent liabilities and had not been named as defendant in any lawsuit at March 31, 2026.

Note 8 - <u>Subsequent Events</u>

Subsequent events have been evaluated through the date the financial statements were available to be issued and no events have been identified which require disclosure.